Regulatory Announcement

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RECEIVED
2006 JUL 12 A 11:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	15:34 30-Jun-06
Number	4951F

06015094

SUPPL

RNS Number:4951F
Tesco PLC
30 June 2006

30 June 2006

Tesco PLC

DIRECTORS' SHAREHOLDINGS

The Company was notified today that on 29 June 2006 the following Director has exercised options over Ordinary shares of 5p each in the Company under the Tesco Executive Share Option Scheme and sold a total of 345,893 Ordinary shares at a price of 330.00p.

Director	No of Shares	Option Price
R W P Brasher	14,088	164.00p
	120,220	179.42p
	22,039	184.00p
	189,546	209.50p

This announcement is made in accordance with the requirements of DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608

PROCESSED
JUL 14 2006
THOMSON
FINANCIAL

dlw 7/13

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

Go to market news section

RECEIVED
2006 JUL 12 A 11:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	15:40 30-Jun-06
Number	4960F

RNS Number:4960F
Tesco PLC
30 June 2006

30 June 2006

Tesco PLC

SHAREHOLDINGS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

The company was notified today that on 30 June 2006, the Company Secretary, Lucy Neville-Rolfe, sold 46,581 Ordinary Shares of 5p each in the Company at a price of 332.06p.

This announcement is made in accordance with the requirements of DR 3.1.4 R(1) (a) and DR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608

This information is provided by RNS
The company news service from the London Stock Exchange

END

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